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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
~~8-51069~~ 8-51063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triumph Global Securities Ltd

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza - 20th Floor

(No. and Street)

New York (City) NY (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles W. Gerber, President 212-246-1146

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA

(Name – *if individual, state last, first, middle name*)

PO Box 2555 (Address) Hamilton Square (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Charles W. Gerber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triumph Global Securities Ltd, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

Charles W. Gerber

Signature

President

Title

Geena M Battaline

Notary Public

GEENA M BATTALINE
Notary Public – State of New York
NO. 01BA6362596
Qualified in New York County
My Commission Expires Aug 7, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triumph Global Securities, LTD.

STATEMENT OF FINANCIAL CONDITION

as of

December 31, 2017

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Triumph Global Securities, LTD.

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Triumph Global Securities, LTD. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Triumph Global Securities, LTD. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triumph Global Securities, LTD's management. My responsibility is to express an opinion on Triumph Global Securities, LTD's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Triumph Global Securities, LTD. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. I believe that my audit provides a reasonable basis for my opinion.

Michael T Remus

I have served as Triumph Global Securities, LTD's auditor since 2013.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 28, 2018

TRIUMPH GLOBAL SECURITIES, Ltd.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash & cash equivalents	$	70,502
Accounts receivable		30
Security deposit		550
Total Assets	$	71,082

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	4,739
Deferred revenue		22,000
Total Liabilities		26,739
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in Capital		8,790
Retained earnings		35,543
Total Stockholder's Equity		44,343
Total Liabilities and Stockholder's Equity	$	71,082

See accompanying notes.

TRIUMPH GLOBAL SECURITIES, LTD.
Notes to Financial Statements
Year Ended December 31, 2017

1 Organization and Nature of Business

Triumph Global Securities, Ltd. (the Company) was incorporated on November 14, 1997 in the State of New York. The Company registered with the Securities and Exchange Commission (the "SEC") as a broker / dealer on June 11, 1998 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings for public or private companies, private placement of securities, and structuring subordinated debt agreements. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2 *Significant Accounting Policies*

(a) Basis of Presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows
For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash and cash equivalents, include cash in the bank, FDIC insured money-market funds and savings accounts, as well as all short-term securities (if any) held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Revenue Recognition
The Company recognizes revenue and related expenses when underwritings are consummated.

(e) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose tax based on capital. No provision for such taxes was necessary for the year ended December 31, 2017.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2017 and there are no open tax years prior to 2014. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2017.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Subsequent Events
The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 28, 2018 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(i) Fair Value Hierarchy
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
Level 3 - Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining the fair value is greatest for instruments categorized in level 3.

For further discussion of fair value, see “Note 7 Fair Value”

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $65,763, which was $60,763 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0721 to 1.

4 Credit Risk and Concentrations

A significant amount of the Company's fees are from various types of consulting related to its engagements and identified as underwriting and selling groups revenue, which was generated with four customers.

The Company maintains its cash balances in various financial institutions in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

5 Related Party Transactions

The Company reimburses Triumph Worldwide Companies, Ltd., a company related by common ownership, for rent and other related expenses such as supplies, equipment and other personnel and variable costs. The amount reimbursed is based on the fair market value for the allocated portion of these expenses. The total amount paid to Triumph Worldwide Companies, Ltd. During the year 2017 amounted to $166,185. The amount due to Triumph Global Worldwide Ltd. at December 31, 2017 was $0. Triumph Global Securities, Ltd. is neither a guarantor nor obligator to any Triumph Worldwide Companies, Ltd. suppliers, vendors, or any other instances of Triumph Worldwide Companies, Ltd. operations.

The Company's president and principal shareholder provided significant services and received no compensation during the year ended December 31, 2017.

6 Lease

The Company leases additional space under a Service Agreement dated August 19, 1998. The lease can be canceled at any time by either party with forty five days notice.

Rent paid during the year totaled $10,050.

7 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

8 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2017 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other then as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2017 the Company had implemented such policies and procedures.

10 New Accounting Standards

New Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. The FASB has subsequently issued several amendments to the standard, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. Entities may elect either full or modified retrospective transition. Full retrospective transition will require a cumulative effect adjustment to retained earnings as of the earliest comparative period presented. Modified retrospective transition will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance.

The Company plans to adopt the revenue recognition guidance in the first quarter of 2018 using the modified retrospective method with a cumulative effect adjustment to opening retained earnings (if any). The guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other U.S. GAAP. Accordingly, the Company does not expect an impact to net interest revenue. The Company believes that the primary areas of potential impact of the guidance for the Company are (1) the impact on the income statement of the capitalization of costs to obtain a contract and (2) the presentation of certain revenue streams in the income statement (i.e., gross versus net reporting). With respect to the capitalization of costs to obtain a contract, the Company believes adoption of the standard will likely alter the timing, measurement and recognition of those costs in the income statement; however, the Company does not expect the impact to be material.

10 New Accounting Standards - *continued*

The American Institute of Certified Public Accountants has formed sixteen industry task forces to help assess industry specific implementation issues including the broker dealer industry. Preliminary conclusions reached by the Company may be impacted by the finalized task-force papers, which have yet to be released. The next phase of the Company's implementation work will be to evaluate any changes that may be required to the Company's applicable disclosures. While the total revenue may be impacted by the adoption of the guidance, net income will not be affected.

TRIUMPH GLOBAL SECURITIES, Ltd.

OTHER INFORMATION
December 31, 2017

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3. Pursuant to rule 15c 3-3 relating to possession or control requirements, Triumph Global Securities, Ltd. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2017 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates pursuant to the exemptive provisions SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2017.